EXHIBIT 11 - STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

	December 31, 2003	December 31, 2002	December 31, 2001
Net Income	$396,365,396	$416,893,271	$331,483,891
Common and Common Equivalent Shares:
Weighted Average Common Shares Outstanding	150,869,489	159,772,588	159,563,045
Weighted Average Common Equivalent Shares - Options	542,389	820,780	1,030,638
Weighted Average Common Equivalent Shares - Restricted Stock	1,104,264	1,055,366	788,078

Weighted Average Common and Common Equivalent Shares	152,516,142	161,648,734	161,381,761

Net Income per Common Equivalent Share - Basic	$2.63	$2.61	$2.08
Net Income per Common Equivalent Share - Diluted	$2.60	$2.58	$2.05